Exhibit (m)

AARP FUNDS

FORM OF DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

Section 1. This Distribution and Shareholder Services Plan (“Plan”) has been adopted by the AARP Funds, a Delaware statutory trust (“Trust”), with respect to each of its series as set forth in Schedule A to this Plan (each, a “Fund”), pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Section 2. Each Fund may incur with respect to its shares of beneficial interest (“Shares”), expenses at the annual rate listed under the column “Distribution and/or Service Fee” on Schedule A, subject to the limitations on the Fund and its distributor (“Distributor”) imposed, from time to time, by applicable law, rule and regulation, including the rules of the National Association of Securities Dealers, Inc. (“NASD”).

Section 3. Any or all of the amounts set forth for a Fund under the column “Distribution Fee and/or Service Fee” on Schedule A may be used to finance any activity that is primarily intended to result in the sale of the Shares, including, but not limited to: (a) expenses relating to obtaining a license from AARP that will permit use of the “AARP” name as part of such Fund’s name and provide the Distributor access to AARP’s membership list for the purpose of marketing Shares; (b) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and media advertising; (c) the preparation, printing and distribution of prospectuses, statements of additional information, reports and any supplements thereto (other than prospectuses, statements of additional information, reports and any supplements thereto used for regulatory purposes or distributed to existing shareholders of each Fund); (d) the preparation, printing and distribution of sales literature; (e) expenditures for sales and distribution support services, including processing new account applications; (f) preparation of information, analyses and opinions with respect to marketing and promotional activities; (g) travel, equipment, printing, delivery and mailing costs, overhead and other office expenses of the Distributor attributable to any distribution and/or sales support activities; (h) the costs of administering this Plan; (i) expenses of organizing and conducting sales seminars; and (j) retaining, compensating and paying reasonable expenses of employees, agents or sub-contractors of the Distributor to support distribution of the Shares.

Section 4. In addition, any or all of the amounts set forth for a Fund under the column “Distribution Fee and/or Service Fee” on Schedule A may be used to provide compensation regarding certain services, which are permitted under the NASD Conduct Rules to be paid under plan adopted in accordance with Rule 12b-1 under the 1940 Act, including personal services and/or the maintenance of shareholder accounts, as well as: (a) aggregating and processing purchase and redemption orders; (b) providing beneficial owners with statements showing their positions in the Funds; (c) processing dividend payments; (d) providing sub-accounting services for Fund shares held beneficially; (e) forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updated prospectuses to beneficial owners; and (f) receiving, tabulating and transmitting proxies executed by beneficial owners.

Section 5. To the extent that amounts paid hereunder are not used specifically to (a) reimburse the Distributor for costs or expenses incurred in financing activities that are primarily intended to result in the sale of the Shares or (b) compensate a provider of shareholder services, such amounts may be treated as compensation for the Distributor’s distribution-related services.

Section 6. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Board of Trustees of the Trust with respect to each Fund and (b) those trustees of the Trust who are not “interested persons” of each Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (“Non-Interested Trustees”), cast in person at a meeting called, among other things, for the purpose of voting on this Plan or such agreements.

Section 7. Unless sooner terminated pursuant to Section 9 of this Plan, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided in Section 6 of this Plan with respect to the initial approval of the Plan and related agreements.

Section 8. The Distributor shall provide to the Board of Trustees and the Board of Trustees shall review, at least quarterly, a written report of the amounts expended in accordance with the Plan and the purposes for which such expenditures were made.

Section 9. This Plan may be terminated at any time with respect to any Fund by vote of a majority of the Non-Interested Trustees, or by the “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Fund.

Section 10. Any agreement related to this Plan shall be made in writing and shall provide:

(a) that, with respect to any Fund, such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Non-Interested Trustees or by the “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b) that such agreement shall terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

Section 11. This Plan may not be amended with respect to any Fund to increase materially the amount of the distribution and/or service fees and expenses with respect to any Fund specified in Schedule A unless such amendment is approved by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Fund, and no material amendment to the Plan shall be made unless approved in the manner provided for in Section 6 of this Plan with respect to the initial approval of the Plan and related agreements.

Adopted: October 14, 2005

SCHEDULE A

AARP FUNDS

(Effective October 14, 2005)

Name of Fund	Distribution and/or Service Fee (annual rate expressed as a percentage of the average daily net assets of the Shares)
AARP Conservative Fund	0.20%
AARP Moderate Fund	0.20%
AARP Aggressive Fund	0.20%

A-1